SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number:  333-225606

ALTAGAS LTD.

(Translation of Registrant’s Name into English)

1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                                                                Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 1.1, 1.2, and 1.3 to this report on Form 6-K are hereby incorporated by reference into the registrant’s Registration Statement on Form F-10 (333-225606).  The remaining exhibits to this report on Form 6-K are furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

EXHIBIT INDEX

1.1                               Consolidated unaudited financial statements of AltaGas and notes thereto as at and for the three months ended March 31, 2019 and 2018.

1.2                               Management’s discussion and analysis and results of operations and financial condition of AltaGas for the three months ended March 31, 2019.

1.3                               Earnings coverage ratio.

2.1                               Certification of the CEO pursuant to NI 52-109.

2.2                               Certification of the CFO pursuant to NI 52-109.

99.1                        A copy of the registrant’s News Release dated May 2, 2019.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTAGAS LTD.

Date: May 2, 2019

	By:	/s/ Brad Grant
Name: Brad Grant
Title: Executive Vice President, Chief Legal Officer